KUTAK ROCK LLP THE OMAHA BUILDING 1650 FARNAM STREET OMAHA, NEBRASKA 68102-2186 402-346-6000 FACSIMILE 402-346-1148 www.kutakrock.com September 25, 2013	ATLANTA CHICAGO DENVER FAYETTEVILLE IRVINE KANSAS CITY LITTLE ROCK LOS ANGELES MINNEAPOLIS OKLAHOMA CITY PHILADELPHIA RICHMOND SCOTTSDALE WASHINGTON WICHITA

MARK A. ELLIS

mark.ellis@kutakrock.com

(402) 231-8744

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549-0306

Attention: Ms. Lulu Cheng

Re:	First National Funding LLC
Amendment No. 2 to Registration Statement on Form S-3
Filed September 25, 2013
File No. 333-190096 and 333-190096-01

Ladies and Gentlemen:

On behalf of First National Funding LLC (the “Registrant”), we enclose herewith for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the above-captioned registration statement on Form S-3 (the “Registration Statement”), including exhibits, which is marked to show changes from Amendment No. 1 to the Registration Statement that was filed with the Commission on September 17, 2013.

Set forth below are the Registrant’s responses to the oral comments of the Staff on the Registration Statement. Capitalized terms used herein have the same meanings as in the Registration Statement unless otherwise noted.

Form of Prospectus Supplement

Structural Summary- Removal of Assets from the Trust- Required Removals, page S-5

Response: Page S-5 of the Prospectus Supplement has been revised to reflect the oral comments received from the Staff.

Prospectus

Description of the Notes-Representations and Warranties, page 31

Response: Page 31 of the Base Prospectus has been revised to reflect the oral comments received from the Staff.

KUTAK ROCK LLP

Securities and Exchange Commission

September 25, 2013

We trust that the foregoing adequately responds to each of the Staff’s comments and questions with respect to the Registration Statement. Please feel free to contact me at (402) 231-8744 or mark.ellis@kutakrock.com if you need anything further in connection with this matter.

Sincerely,

/s/ Mark A. Ellis

Mark A. Ellis

cc:	Ms. Karlyn M. Knieriem
Mr. Matt Senden
Ms. Julie A. Gillespie
Ms. Lindsay O’Neill
Ms. Dianne E. Pierson